The following is a summary of 10f-3 transactions reported to the New England Zenith Fund Board of Trustees during the six months ended June 30, 1999.

Morgan Stanley International Magnum Equity Series engaged in one Rule 10f-3 transaction during the period.

The Series purchased Allgreen Properties LTD on April 29, 1999. 250,000,000 securities were offered. The affiliated broker was Morgan Stanley & Co International Ltc. The price per unit was 1.03 Singapore dollars. The Series purchased 16,000 units with a cost of 16,480 SGD from DBS Bank. The securities were offered pursuant to a firm commitment underwriting. The transaction was executed away from Morgan Stanley and Morgan Stanley did not receive any compensation in connection with the transaction. The commission or spread received by the underwriters was reasonable and fair. The total principal amount purchased by the Series was less than 10% of the total offering.